Exhibit 12.1

WARREN RESOURCES, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Years Ended December 31,
(in thousands, except ratios)	2015	2014		2013		2012		2011		2010
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$(102,279)	$24,013		$30,449		$15,513		$21,561		$20,354
Add: Fixed charges	8,461	14,727		3,093		3,391		3,470		3,591
Less: Capitalized interest	(3,200)	(4,978)		—		—		(200)		—
Less: Preferred Stock dividend requirements	(3)	(10)		(10)		(10)		(10)		(18)
Earnings (loss)	(97,021)	33,752		33,532		18,894		24,821		23,927

COMPUTATION OF FIXED CHARGES:
Interest expense	$4,588	$8,476		$2,777		$3,104		$2,710		$3,301
Add: Premium (discount) on Senior Notes, net	131	202		—		—		—		—
Add: Capitalized interest	3,200	4,978		—		—		200		—
Add: Amortized debt offering cost	515	965		218		207		478		199
Add: Preferred Stock dividend requirements	3	10		10		10		10		18
Add: Estimate of interest within rental expense	24	96		88		70		72		73
Fixed charges, as defined	8,461	14,727		3,093		3,391		3,470		3,591

Ratio of earnings (loss) to fixed charges and preferred stock dividends	— (1)	2.29	x	10.84	x	5.57	x	7.15	x	6.66	x

(1)

Due to our net loss for the three months ended March 31, 2015, the coverage ratio for this period was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $105.5 million for the three months ended March 31, 2015.